December 15, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:

Amendment No. 1 Submitted December 15, 2021 to

Constellation Energy Corporation Registration Statement on Form 10-12B
Submitted December 8, 2021
Originally Submitted Confidentially on July 26, 2021, as amended by
Amendment No. 1 to Draft Registration Statement Submitted September 14, 2021, as further amended by
Amendment No. 2 to Draft Registration Statement Submitted October 21, 2021, as further amended by
Amendment No. 3 to Draft Registration Statement Submitted November 12, 2021

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated December 14, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form 10-12B submitted by Constellation Energy Corporation (“Constellation” or the “Company”) on December 8, 2021 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter along with the Company’s response.

Dividend Policy, page 46

1.	We note your disclosure here and elsewhere that you expect that you will pay dividends on your common stock commencing following the first full fiscal quarter after the separation. Please revise to disclose any restrictions applicable to your payment of dividends, including in your anticipated new credit facility. Please also address the risks related to your ability to pay dividends and disclose whether your dividend policy will be reflected in any written policies of the Company.

Company Response:

We have revised the text under “Dividend Policy” to indicate that the Company’s dividend policy is not reflected in a written policy and have added a paragraph referring to possible restrictions on Generation’s ability to pay distributions to the Company as a result of a consolidated leverage ratio requirement that is expected to appear in Generation’s new credit agreement to be entered concurrently with the distribution. We have also added a new risk factor entitled “As a holding company, we are dependent on upstream cash flows from our subsidiaries for the payment of dividends on our common stock.” under “Risk Factors – Risks Related to Our Common Stock.”

U.S. Securities and Exchange Commission
December 15, 2021

Description of Capital Stock Exclusive Forum, page 174

2.	We note that Section 6.01(a) of your form of articles of incorporation filed as Exhibit 3.1 provides that unless your board of directors consents in writing to an alternative forum, a state court within the Commonwealth of Pennsylvania (or if no such state court has jurisdiction, a federal district court within the Commonwealth of Pennsylvania) will be the sole and exclusive forum for any "derivative action," including any derivative suit brought to enforce any liability or duty created by the Exchange Act, and that the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Please clarify how your exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also describe any risks related to the impact of this provision on your shareholders. Further, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Company Response:

We note that the existing disclosure under “Description of Capital Stock – Exclusive Forum” states that the exclusive forum provisions apply to “any derivative action or proceeding brought on behalf of the Company (including any derivative suit brought to enforce any liability or duty created by the Exchange Act) . . . ”, and we reformatted the disclosure so this point is more prominent. We also added disclosure that the exclusive forum provision may be ineffective as the Exchange Act creates exclusive federal jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act. We also added the following risk factor on page 37 of the information statement:

Our amended and restated articles of incorporation will designate the state courts of the Commonwealth of Pennsylvania (or if such state courts do not have jurisdiction, the federal district courts located within the Commonwealth of Pennsylvania) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, and the United States federal district courts as the exclusive forum for claims under the Securities Act, which could limit our shareholders’ ability to obtain what such shareholders believe to be a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated articles of incorporation will provide that, unless our board of directors consents in writing to an alternative forum, a state court within the Commonwealth of Pennsylvania (or if no such state court has jurisdiction, a federal district court within the Commonwealth of Pennsylvania) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company (including any derivative suit brought to enforce any liability or duty created by the Exchange Act), (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or employee of the Company to the Company or its shareholders, (3) any action asserting a claim against the Company or any of its directors, officers or employees arising pursuant to any provision of the Pennsylvania Business Corporation Law (the “PBCL”) or as to which the PBCL confers jurisdiction on the Pennsylvania Courts of Common Pleas or the amended and restated articles of incorporation or amended and restated bylaws or (4) any action asserting a claim against the Company or any of its directors, officers or employees governed by the internal affairs doctrine. The amended and restated articles of incorporation will also provide that unless our board of directors consents in writing to an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act.

Although the amended and restated articles of incorporation will include these exclusive forum provisions, it is possible that a court could rule that these provisions are inapplicable or unenforceable. Our exclusive forum provision will apply to derivative suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive provisions may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

U.S. Securities and Exchange Commission
December 15, 2021

Exhibits

3.

We note your disclosure on page 168 that you expect to enter into a new credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and various financial institutions providing for a $3.5 billion revolving credit facility and maturing on the fifth anniversary of the distribution date. Please file a copy of the form of this agreement as an exhibit to your registration statement.

Company Response:

We have filed as an exhibit a copy of the form of Generation’s credit agreement that is expected to be entered concurrently with the distribution. Please note that the description of the expected revolving credit agreement, which was previously based upon a term sheet, has been revised to reflect the form of the credit agreement filed as an exhibit. The revised description, which reflects the deletion of several covenants (including a previous covenant restricting distributions), appears under “Description of Certain Indebtedness – Revolving Credit Facility.”

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If you have any questions regarding the Registration Statement or the foregoing, please contact Richard W. Astle or Tiffany Chan at Sidley Austin LLP at (312) 853-7270 (rastle@sidley.com) or (312) 853-7602 (tiffany.chan@sidley.com), respectively, or Brian Buck at Exelon Corporation at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Very truly yours,

/s/ Carter C. Culver
Name: Carter C. Culver
Title: Assistant Secretary

Enclosure

cc:	Richard W. Astle, Sidley Austin LLP
Tiffany Chan, Sidley Austin LLP
Brian Buck, Exelon Corporation